

July 9, 2012

Via E-mail
David P. King
Chief Executive Officer
Laboratory Corporation of America Holdings
358 South Main Street
Burlington, NC 27215

     Re: **Laboratory Corporation of America Holdings**
           Form 10-K for the Fiscal Year Ended December 31, 2011
           Filed February 24, 2012
           Item 2.02 Form 8-K filed February 10, 2012
           File No. 001-11353

Dear Mr. King:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

1.   We note that in your April 27, 2011 response to comment one of our letter dated April 15, 2011 you confirmed that you would provide additional disclosure regarding your credit facilities in future filings. We are unable to locate disclosure in your Form 10-K similar to the draft disclosure you provided in your April 27, 2011 response. Please amend your Form 10-K to provide such disclosure or advise us of why you believe such additional disclosure is unnecessary.

2.   We note you have recorded restructuring charges in each of the years presented. Please provide to us draft disclosure to be included in future filings, that discusses any restructuring plan for 2012 and the effect you anticipate it will have on operations and cash flows, if any. Please note that Item 303 of Regulation S-K requires that you include a discussion of any known trends, uncertainties demands, commitments or events that are reasonably likely to have a material effect on the company's operations or liquidity.

Report of Independent Registered Public Accounting Firm, page F-2

3.   We note that the report from your independent registered accounting firm and its consent filed as Exhibit 23.1 do not include conformed signatures. Please amend your Form 10-K to file the signed consent and reports from your independent registered accounting firm for their audits of your financial statements and internal control over financial reporting as of December 31, 2011. Refer to Rule 302(a) of Regulation S-T and Rule 2-02(a) of Regulation S-X.

Notes to Consolidated Financial Statements, page F-7

16. Pension and Postretirement Plans, page F-29

4.   We note from page F-30 that you present a summary of changes in projected benefit obligations and a summary of the changes in the fair value of plan assets. We also note from page F-33 that you present a summary of the changes in the accumulated post-retirement benefit obligation. Please provide to us draft disclosure to be included in the future filings for the following:

- The funded status of the plans and the amounts recognized in the statement of financial position, showing separately the assets and current and noncurrent liabilities recognized pursuant to ASC 715-20-50-1(c); and

- The amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost, showing separately the net gain or loss, net prior service cost or credit and net transition asset or obligation pursuant to ASC 715-20-50-1(J).

Item 2.02 Form 8-K Filed February 10, 2012

5.   We note you furnished a document which presented free cash flow per share. Free cash flow per share presented in documents filed or furnished with the Commission does not appear to comply with the guidance of FRC 202.04, Item 10(e) of Regulation S-K, and Regulation G. Refer to Q&A 102.5 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures available at our website. Confirm to us that you will discontinue the use of this measure in your documents furnished with the SEC or tell us

why you believe presentation of free cash flow per share is appropriate under current rules and regulations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or Melissa N. Rocha, Accounting Branch Chief at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief at (202) 551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining